UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-54C
NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940, as amended (the “1940 Act”), pursuant to the provisions of Section 54(c) of the 1940 Act, and in connection with such notice of withdrawal of election submits the following information:
MARATHON CAPITAL FINANCE CORPORATION
(Exact Name of Registrant as Specified in Charter)
One Bryant Park, 38th Floor
New York, New York 10036
(Address of Principal Business Office)
(212) 500-3000
(Telephone Number, including Area Code)
000-50692
(File Number under the Securities Exchange Act of 1934)
The undersigned business development company states the following basis for filing the notification of withdrawal:
Marathon Capital Finance Corporation (the “Company”) has determined to withdraw its election under Section 54(a) of the 1940 Act so as to cease to be a business development company. On April 16, 2004, the Company filed a notification of election on Form N-54A to be subject to Sections 55 through 65 of the 1940 Act. On April 16, 2004, the Company also filed a registration statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on Form N-2 (the “Registration Statement”), and concurrently filed a registration statement pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) on Form 8-A to register its shares of common stock, $0.001 par value per share, under Section 12(g) of the Exchange Act. The Registration Statement was not declared effective by the Securities and Exchange Commission under the Securities Act and the registration of its shares of common stock was not deemed effective under the Exchange Act. The Company never commenced operations, never had any assets, and never made a public offering of its securities pursuant to the Registration Statement. On October 17, 2011, after careful consideration, among other things, of the requirements of the 1940 Act that apply to business development companies, and in view of the fact that the Company has never operated as a going concern, the sole Director of the Company authorized by unanimous written consent the proper officers of the Company to withdraw its election to be treated as a business development company.

SIGNATURE
Pursuant to the requirements of the 1940 Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the 1940 Act to be duly signed on its behalf in the City of New York, and the State of New York, on the 17th day of October, 2011.

MARATHON CAPITAL FINANCE CORPORATION
By:	/s/ Bruce J. Richards
Bruce J. Richards
President and Chief Executive Officer

Attest:	/s/ Andrew Rabinowitz Andrew Rabinowitz
Chief Financial Officer, Secretary and Treasurer